ST. MARY LAND & EXPLORATION COMPANY                             EXHIBIT 12.1

           RATIO OF EARNINGS TO FIXED CHARGES

                 Years Ended December 31,
-------------------------------------------------------------
   2004         2003         2002         2001         2000
   ----         ----         ----         ----         ----

   18.7%        17.3%        9.9%         69.4%        86.1%

The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings from continuing operations before income taxes) by fixed charges (interest expense plus capitalized interest).